Exhibit (b)

Calculation of Filing Fee Tables
Table 1: Transaction Valuation

		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$8,244,527	.0001381	$1,138.57
Fees Previously Paid
	Total Transaction Valuation:	$8,244,527
	Total Fees Due for Filing:			$1,138.57
	Total Fees Previously Paid:			$0.00
	Total Fee Offsets:			$0.00
	Net Fee Due:			$1,138.57
Offering Note
[1]	Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the net asset value of Innovation Access Fund as of June 30, 2026.

Table 2: Fee Offset Claims and Sources	☑ Not Applicable

		Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fee Offset Sources	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A